Exhibit 21.1
LIST OF SUBSIDIARIES
1.	PRC Williston, LLC
2.	Magnum Hunter Resources LP
3.	Magnum Hunter Resources GP, LLC
4.	Sharon Resources, Inc.
5.	Triad Hunter, LLC
6.	Alpha Hunter Drilling, LLC
7.	Eureka Hunter Pipeline, LLC
8.	Hunter Disposal, LLC
9.	Hunter Real Estate, LLC